Exhibit (a)(5)(E)

Snapfish, LLC Successfully Completes Cash Tender Offer for Shares of CafePress Inc.

San Francisco, Ca. and Louisville, Ky., November 9, 2018 (Global Newswire) – Snapfish, LLC (“Snapfish”), premier personalized photo service, today announced that its wholly-owned subsidiary, Snapfish Merger Sub, Inc. (“Purchaser”), successfully completed its tender offer for all the outstanding shares of common stock (“Shares”) of CafePress Inc. (NASDAQ: PRSS) (“CafePress” or the “Company”) at a price of $1.48 per share, net to the seller in cash, without interest but subject to any required withholding taxes. CafePress is a leading retailer of engaging merchandise and personalized gifts.

As of the expiration of the tender offer at one minute after 11:59 p.m., New York City time, on November 8, 2018, the depositary for the tender offer advised Purchaser that 14,235,152 Shares were validly tendered and not withdrawn in the tender offer, representing approximately 82.9% of the currently outstanding Shares (not including 90,620 Shares delivered through Notices of Guaranteed Delivery, representing approximately 0.5% of the Shares outstanding). The minimum tender condition as well as all other conditions to the tender offer were satisfied. As a result, Purchaser has accepted for payment and will promptly pay for all validly tendered Shares.

Snapfish intends to cause Purchaser to be merged with and into CafePress under Section 251(h) of the General Corporation Law as promptly as practicable today, with CafePress continuing as the surviving corporation. As a result of the completion of the merger, all remaining eligible Shares will be canceled and converted into the right to receive $1.48 per share in cash, without interest but subject to any required withholding taxes, the same price that was paid in the tender offer (eligible Shares exclude those for which holders properly demanded appraisal under Delaware law and those held by CafePress, Snapfish, Purchaser or any other subsidiary of Snapfish). As a result of the merger, CafePress common stock will no longer be traded on The Nasdaq Global Select Market or any other public market.

“We are thrilled that we will complete the acquisition of CafePress,” said Jasbir Patel, President & CEO of Snapfish. “We are excited to start the next phase of our journey as a combined group.”

CafePress will operate as a wholly-owned subsidiary of Snapfish, with facilities in Louisville, KY.

Snapfish was represented in the transaction by its legal counsel, Arent Fox LLP, and CafePress was represented in the transaction by its financial advisor, Needham & Co, and its legal counsel, Pillsbury Winthrop Shaw Pittman LLP.

About Snapfish

Headquartered in San Francisco, Ca., Snapfish is a global leader in online photo printing services. Founded in 1999, it provides high-quality photo products to consumers looking for great value and selection. The company operates in multiple countries around the world and supports blue-chip companies’ photo efforts. For more information, visit www.Snapfish.com

About CafePress (PRSS)

At CafePress, our mission is to create human connection by inspiring people to express themselves. We believe a coffee mug can start a conversation and a t-shirt can ignite a movement. For more information, visit www.cafepress.com.

Founded in 1999 and based in Louisville, Ky., CafePress is the recognized pioneer of customizable products. Our global online platform enables people to express themselves through engaging community generated designs and licensed and personalized one-of-a-kind products.

Snapfish Contacts

Stakeholder Relations:

Snapfish, LLC

Jeffrey Sim

jsim@snapfish-llc.com

CafePress Contacts

Media Relations:

CafePress Inc.

pr@cafepress.com

Investor Relations:

CafePress Inc.

Phil Milliner

502-822-7503

pmilliner@cafepress.com